Mail Stop 4561

September 16, 2008

John B. Nano
President & CEO
Competitive Technologies, Inc.
777 Commerce Drive, Suite 100
Fairfield, CT 06825

>   **Re: Competitive Technologies, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed September 5, 2008**
>   **File No. 333-152881**

Dear Mr. Nano:

We have reviewed your amended filing and have the following comments.

The Fusion Transaction, page 14

1.   We note your response to comment 3 of our letter dated September 3, 2008. We understand from your response and discussions between the Staff and representatives of the company and Fusion Capital that the language in Section 9 of the Common Stock Purchase Agreement stating that Fusion Capital is not obligated to purchase shares of the company's common stock in the case of an event of default is understood by both parties to mean that the company cannot sell any securities to Fusion Capital under the agreement so long as an event of default has occurred or is continuing. Please confirm our understanding of the provision or provide additional clarification as necessary.

Part II

Item 17. Undertakings, page II-5

2.   We note your response to comment 5 of our letter dated September 3, 2008. Please explain why you have included the undertaking required by Item 512(a)(5)(i). It does not appear that the company has omitted information from the prospectus in reliance on Rule 430B.

As appropriate, please amend your registration statement in response to our comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Matt Crispino at (202) 551-3456 or Jay Ingram at (202) 551-3397 if you have questions. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile: (706) 738-1966
        M. Richard Cutler, Esq.
        Cutler Law Group